

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2023

Robert Nistico
Chief Executive Officer
Splash Beverage Group, Inc.
1314 E Las Olas Blvd. Suite 221
Fort Lauderdale, Florida 33301

>        **Re:  Splash Beverage Group, Inc.**
>            **Registration Statement on Form S-3**
>            **Filed April 21, 2023**
>            **File No. 333-271394**

Dear Robert Nistico:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:     Darrin Ocasio